UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                  Andrew Gaspar
                       c/o R.S. Lauder, Gaspar & Co., L.P.
                                767 Fifth Avenue
                            New York, New York 10153
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D


CUSIP No. G7702U 10 2                                              Page 2 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew Gaspar
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (See Item 3.)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. citizen
--------------------------------------------------------------------------------
        NUMBER OF                  7    SOLE VOTING POWER

         SHARES                         48,879 (See Item 5.)
                              --------------------------------------------------
      BENEFICIALLY                 8    SHARED VOTING POWER

        OWNED BY                        3,427,259 (See Item 5.)
                              --------------------------------------------------
          EACH                     9    SOLE DISPOSITIVE POWER

        REPORTING                       48,879 (See Item 5.)
                              --------------------------------------------------
         PERSON                    10   SHARED DISPOSITIVE POWER

          WITH                          3,427,259 (See Item 5.)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,476,138 (See Item 5.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. G7702U 10 2                                           Page 3 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bukfenc, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00 (See Item 3.)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER OF
                              2,253,033 shares of Class B Common Shares, par
         SHARES               value $.00457 per share the "Class B Common
                              Stock"), (each share convertible into one share
      BENEFICIALLY            of Class A Common Shares, par value $.00457 per
                              share, for no consideration.
        OWNED BY    ------------------------------------------------------------
                         8    SHARED VOTING POWER
          EACH
                              0
        REPORTING   ------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
         PERSON
                              2,253,033 share of Class B Common Stock
          WITH      ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,253,033 shares of Class B Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
-------   --------------------

     This statement relates to Class A Common Shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. Each share of the Issuer's Class B Common Shares, par value $.00457 per share (the "Class B Common Stock") is convertible into one share of Class A Common Stock, for no consideration. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.

     Andrew Gaspar, currently has a Schedule 13G on file with the Securities and Exchange Commission because he was deemed to have acquired beneficial ownership of shares of the Issuer's Class B Common Stock2 prior to the time the Issuer became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Gaspar is now filing a Schedule 13D to give effect to a pro-rata distribution by R.S. Lauder, Gaspar & Co., L.P. ("RSLAG"), a Delaware limited partnership, and Lauder Gaspar Ventures LLC ("LGV"), a New York limited liability company, as of March 20, 1998, to their partners and members, respectively, of the Issuer's Class B Common Stock, formerly held of record by each of RSLAG and LGV (the "Distribution").


Item 2.   Identity and Background.
-------   ------------------------

     (a) This statement is being filed by Andrew Gaspar and Bukfenc, Inc., a New York corporation, wholly owned by Mr. Gaspar and members of his family (the "Reporting Persons"). The Reporting Persons do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act. The Reporting Persons are making this single, joint filing.

     (b) The principal business address of Mr. Gaspar is 767 Fifth Avenue, New York, New York 10153. The principal business address of Bukfenc, Inc., and such members of the Gaspar family is 122 Salem Road, East Hills, New York 11577.

     (c) Mr. Gaspar has served as a director and Vice Chairman of the Board of Directors of the Issuer since its inception in 1994. Mr. Gaspar has been the managing member of LGV since its inception in September 1996 and has been President of Bukfenc, Inc., the corporate general partner of RSLAG, since 1991. Bukfenc, Inc. is a corporation engaged in the business of managing investments. Both RSLAG and LGV are venture capital companies and each of their executive offices are located at 767 Fifth Avenue, New York, New York 10153.

--------
2 Certain of the Issuer's shares acquired at such time by the Reporting Person were preferred shares, which preferred shares were automatically converted into an equal number of shares of the Issuer's Class B Common Stock upon the closing of the Issuer's initial public offering, which closed October 6, 1997.

     (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Gaspar is a U.S. citizen.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     On March 20, 1998, RSLAG distributed 16,366,325 shares of the Issuer's Class B Common Stock to its partners, and LGV distributed 1,149,669 shares of the Issuer's Class B Common Stock to its members, thus lowering Mr. Gaspar's deemed beneficial ownership in the Issuer and contributing to Bukfenc, Inc., a partner of RSLAG, a direct beneficial ownership interest in the Issuer. The Distribution by RSLAG and LGV to its partners and members involved no cash or other consideration.


Item 4.   Purpose of Transaction.
-------   -----------------------

     The shares of Class B Common Stock were distributed on a pro-rata basis to the Reporting Persons and are held by the Reporting Persons for investment purposes. The Reporting Persons do not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

     (a) As of the date hereof, and as a result of the Distribution, Andrew Gaspar beneficially owned 3,476,138 shares of the Issuer's Class B Common Stock (which consists of (i) 48,879 shares of Class B Common Stock held directly by him, (ii) 909,090 shares of Class B Common Stock owned by LGV, (iii) 261,407 shares of Class B Common Stock owned by RSLAG, (iv) 2,253,033 shares of Class B Common Stock held by Bukfenc, Inc., and (v) 3,729 shares of Class B Common Stock held by Bukfenc LLC, a limited liability company owned by Mr. Gaspar and certain members of his family). This represents 23.9% of the outstanding Class A Common Stock, assuming that only Mr. Gaspar and the entities referred to above converted their shares of Class B Common Stock into shares of Class A Common Stock, based on 11,040,347 shares of Class A Common Stock outstanding as reported by the Issuer.

     Each Share of Class B Common Stock is convertible into one share of Class A Common Stock. Mr. Gaspar disclaims beneficial ownership of some of the shares owned by RSLAG, LGV, Bukfenc Inc. and Bukfenc LLC.

     (b) Andrew Gaspar has the sole power to vote or dispose of 48,879 shares of Class B Common Stock. Bukfenc, Inc. has the sole power to vote or dispose of 2,253,033 shares of Class B Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships
------    with Respect to Securities of the Issuer.
          --------------------------------------------------------

     Each of Mr. Gaspar, RSLAG and LGV executed a lock-up agreement, dated October 6, 1997, which lock-up agreements provide that each of Mr. Gaspar, RSLAG and LGV are generally prohibited from selling, transferring, assigning, distributing, offering or agreeing to sell, granting any option, granting or warranting for the sale of, or otherwise disposing directly or indirectly, any of the shares of the Issuer's Class B Common Stock owned by each of them for a period of 180 days from October 6, 1997.


Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

1. Joint Filing Agreement between the Reporting Persons, dated March 30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act.

2.   Form of lock-up agreement.

                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  March 30, 1998



                                            By  /s/ Andrew Gaspar
                                                -----------------
                                              Name: Andrew Gaspar




                                            Bukfenc, Inc.



                                            By  /s/ Andrew Gaspar
                                                -----------------
                                            Name:   Andrew Gaspar
                                            Title:  Managing Member

                                                                       Exhibit 1
                                    AGREEMENT


     The  undersigned  hereby  agree,   pursuant  to  Rule  13d-1(f)(1)  of  the
Securities  Exchange  Act of 1934,  as  amended,  to file a joint  statement  on
Schedule 13D and amendments thereto pertaining to their beneficial ownership of shares of RSL Communications, Ltd.

     This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

     This agreement may be executed in counterparts and all so executed shall constitute the agreement.

Dated:  March 30, 1998



                                            By   /s/ Andrew Gaspar
                                                 -----------------
                                               Name: Andrew Gaspar




                                            Bukfenc, Inc.



                                            By  /s/ Andrew Gaspar
                                                -----------------
                                            Name:   Andrew Gaspar
                                            Title:  Managing Member

                               Lock-Up Agreement                     Exhibit 2


                                                                 October 6, 1997




Goldman, Sachs & Co.,
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated,
Morgan Stanley & Co. Incorporated,
SBC Warburg Dillon Read Inc.,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (U.S. Version)
         c/o Goldman, Sachs & Co.,
            85 Broad Street,
                    New York, New York 10004.

Goldman Sachs International,
Merrill Lynch International,
Morgan Stanley & Co. International Limited,
Swiss Bank Corporation, acting through
         its Division, SBC Warburg Dillon Read,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (International Version)
         c/o Goldman Sachs International,
            Peterborough Court,
                   133 Fleet Street,
                            London EC4A 2BB England.

            Re: Proposed Initial Public Offering of Class A Common Shares of RSL Communications, Ltd.


Ladies and Gentlemen:

     This agreement (this "Agreement") relates to the proposed initial public offering of the Class A Common Shares, par value $0.00457 per share (the "Common Stock"), of RSL Communications, Ltd., a corporation incorporated under the laws of Bermuda (the "Company"), for which a Registration Statement on Form S-1 has been filed with the Securities and Exchange Commission.

     In connection with such offering, the Company will enter into an Underwriting Agreement (U.S. Version) (the "U.S. Underwriting Agreement"), with the several Underwriters to be listed on Schedule I thereto (the "U.S. Underwriters") for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and SBC Warburg Dillon Read Inc. are acting as representatives, and an Underwriting Agreement (International Version) (the

"International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), with the several Underwriters to be listed on Schedule I to the International Underwriting Agreement (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") for whom Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Limited and Swiss Bank Corporation, acting through its Division, SBC Warburg Dillon Read are acting as representatives. To facilitate the marketing of the Common Stock to be sold in the public offering and in consideration of the Underwriters entering into the Underwriting Agreements, the undersigned hereby irrevocably confirms, covenants and agrees for the benefit of the Company and the Underwriters as follows:

         (i) The undersigned will not (and will not permit any other person who holds of record any of the undersigned's shares of Common Stock to), directly or indirectly, offer, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities of the Company (other than pursuant to stock option plans contemplated by or existing on the date of, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of, the Prospectus; provided, however, that any security received upon the exercise, exchange or conversion of any other security will become subject to the restrictions on disposition contained in this paragraph) substantially similar to the Common Stock, including but not limited to any securities convertible into, exchangeable for, exercisable for, or representing the right to receive, Common Stock or securities that are substantially similar to Common Stock, during the period beginning from the date of this agreement and continuing to and including the date 180 days after the date of the Prospectus, without the prior written consent of Goldman, Sachs & Co.

          (ii) The undersigned acknowledges (a) the sufficiency of the consideration for this Agreement and (b) that the decision, if any, of the Underwriters to enter into the Underwriting Agreements will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Agreement.

          (iii) The undersigned acknowledges and agrees that the covenants and agreements set forth herein are in addition to and not in lieu of the provisions of any agreements or instruments defining the rights of the undersigned.

          (iv) All consents, approvals, authorizations and orders necessary for the execution and delivery by the undersigned of this Agreement have been obtained; the undersigned has full right, power and authority to enter into this Agreement; and this Agreement has been duly executed and delivered by the undersigned and constitutes a valid and legally binding obligation of the undersigned enforceable in accordance with its terms; and

          (v) The compliance by the undersigned with all of the provisions of this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the undersigned is a party or by which the undersigned is bound or to which any of the property or assets of the undersigned is subject, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of the undersigned, if the undersigned is a corporation, the partnership agreement of the undersigned, if the undersigned is a partnership, or any other organizational documents of the undersigned, or any statute, rule or regulation or, to the knowledge of the undersigned, any order or decree of any court or governmental agency or body having jurisdiction over the undersigned or the property of the undersigned.

     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.


                                        Very truly yours,



                                        ------------------------------------


                                        Name:-------------------------------


                                        Title:------------------------------

                                  EXHIBIT INDEX
                                  -------------



Exhibit 1 -- Joint Filing  Agreement  between the  Reporting  Persons, dated March 30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act.

Exhibit 2 -- Form of lock-up agreement.


                                        12